Exhibit 99.77(c)

ITEM 77C - Matters submitted to a vote of security holders

1.	An annual meeting of shareholders of Voya Infrastructure, Industrials and Materials Fund was held on July 7, 2016 to: 1) elect 4 nominees to the Board of Trustees of Voya Infrastructure, Industrials and Materials Fund.

	Proposal	Shares Voted For	Shares Voted Against or Withheld	Shares Abstained	Broker non-vote	Total Shares Voted
John V. Boyer	1	14,965,636.968	3,017,457.000	0.000	0.000	17,983,093.968
Patricia W. Chadwick	1	14,952,599.968	3,030,494.000	0.000	0.000	17,983,093.968
Sheryl K. Pressler	1	14,959,754.968	3,023,339.000	0.000	0.000	17,983,093.968
Christopher P. Sullivan	1	14,919,670.968	3,063,423.000	0.000	0.000	17,983,093.968

Proposal passed.